EXHIBIT 16.1

September 25, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Commissioners:

We have read the Registration Statement on Form F-1 dated September 25, 2018, of Nightstar Therapeutics plc and are in agreement with the statements contained in paragraphs one, two, three and four of Changes in Registrant’s Certifying Accountant on page 73 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the previously identified material weakness in its internal control over financial reporting, included in Changes in Registrant’s Certifying Accountant on page 73 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2016 consolidated financial statements.

/s/ Ernst & Young LLP

Cambridge, United Kingdom